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PrecisePortions

Nutrition Learning Systems

Making it easy to eat well

PrecisePortions®
Making it easy to eat well

VISION STATEMENT

Precise Portions is THE intelligent nutrition platform featuring advanced food recognition technology that will revolutionize the way people track and analyze their daily food intake.



Carrier
1:20 PM
100%
Precise Analyzing 100%
Avocado Chicken Salad
540 Cal
4.5 Grams of Fat
2.5 mg Sodium
Identified: Chicken, Tomatoes, Avocado, Parsley, Quinoia, Lettuce, Sauce
Health Hub
More Info

THE PROBLEM

Many Calorie Counting Apps Are Imprecise, Ineffective & Fail

Calorie counting, fad dieting & weighing food portions are solutions that many have embraced to manage weight/obesity.

They Have Failed!

Over 100 MM Americans Use Calorie Counting Apps:

a. The majority of these apps deliver imprecise caloric information
b. Users are left hungry & nutritionally malnourished
c. Yielding high abandonment rates
d. 2/3 of the time, people mismeasure portions leading to over-consumption or under-nourishment.



Today
Calories Remaining
213
Calories Consumed
2342
RDI: 92%
Add Food
Calories Burned
2493
Add Exercise
Current Weight (lb)
144
Weigh In
Lost so far: 7.4
Still to go: 3.6
January 2013
Food (RDI)
Exercise (Net)
S 13 2342 2493 (-151)
S 12 2146 2718 (-572)
F 11 2363 3439 (-1076)
T 10 2095 2538 (-443)
W 9 2486 3088 (-602)
T 8 2231 2898 (-667)
M 7 2009 2403 (-394)
S 6 2455 2610
Average 1723 2576
Total 39618 54090

OUR 3-TIER SOLUTION

An Intelligent Food Cam & Nutrition Health Hub & Healthware Platform that Sustainably Improves Healthy Eating Habits

Food Cam


Precise Analyzing 100%
Avocado Chicken Salad
540 Cal 4.5 Grams of Fat 2.5 mg Sodium
Identified: Chicken, Tomatoes, Avocado, Parsley, Quinoia, Lettuce, Sauce

Nutrition eCoaching

Quick Pic for Complete Analysis, Personalized Tips & Guidance

+

Health Hub


Health Hub
PreciseChat:
I'm feeling a little sickly.
Pump up that immunity by eating fruits and vegetables high in Vitamin C!
Daily Health Tip:
Eat less salt – no more than 6g a day for adults
Featured Member:
Get to know Julia
Age 28.
Joined Jan 1, 2018
Lost 25 pounds in 4 months with her PrecisePortions App
Steps walked today:
3,245 Steps walked today
938 Remaining
Promotion 20% off selected Fitbit Products

Community Network

Health Influencers, Educators, Friends Like Me

+

Mobile Store


Menu
PrecisePortions Shop
Cart
Go-Healthy Store & Go
$44.95 (4pack)
9" Porcelain Control Plate
$14.95 (1 piece)
Portia + Plato

Portion Control

Habit Forming Healthware™

TARGET MARKET & OPPORTUNITY

Wellness is the next trillion dollar industry globally

Source: SRI International


Carrier 1:20 PM 100%
Precise Analyzing 100%
Avocado Chicken Salad
540 Cal 4.5 Grams of Fat 2.5 mg Sodium
Identified: Chicken, Tomatoes, Avocado, Parsley, Quinoia, Lettuce, Sauce
Health Hub
More Info
Carrier 1:20 PM 100%
Back
Meal Breakdown
Food Items: Avocado Chicken Salad 540 Cal
Grilled Chicken: 1 serving
Cherry Tomatoes: 25 g
Avocado: 50 g
Quinoa: 1 serving
Sauce: 15 g
Lettuce: 100 g
Color Wellness:
Immunity
Bone & Teeth
Healthy Heart
Mind

- ✓ Millennials are sometimes called " Generation Wellness"
- ✓ 72% of millennials think gym memberships are too expensive
- ✓ Millennials use fitness & health apps 2X vs other age groups
- ✓ Bottom-line: 51% Growth of Health & Fitness App Usage in 2017


160MM
Americans Overweight or Obese
$206 BN
Global Weight Loss & Diet Mgm1t. Market (2019)
$26 BN
Health & Fitness App Revenue (2017)

Source: http://www.marketsandmarkets.com/PressReleases/weight-loss-obesitymanagement.asp



REVENUE MODEL



Freemium Model

- **Users Download Food Cam App**
  - access basic version


Millennial
Women

Third Party

- **Ad-Based Model**
  - In-app ads from health/wellness companies
  - Sponsored posts (articles) e.g. health brands and publishers:
    - MassHealth
    - Shape
    - Women's Health
  - Monetizing Data Collection
    - Health companies for deals and products to our users
- **Partnerships**
  - Weight Watchers
  - Smart Water
  - Fitbit
- **Private Label Branding**

Paid

- **Premium Model**
  - Users pay $2.99 to access in-depth food nutrient analyses, etc.
- **Subscription Model**
  - $9.99/month for full access to the food cam and health community
  - $50/year
- **Add-ons/In-App Purchases**
- **License Fees**
  - Enterprise Use e.g. Universities, Government, etc.
- **Online e-Commerce Marketplaces**

TRACTION

Over $2MM in Total Sales to Date

NUTRITION EDUCATION & PORTION CONTROL HEALTHWARE

REVENUES ($)



500K
[YTD 300K]
30K
180K
140K
200K
330K
420K
480K
2010
2011
2012
2013
2014
2015
2016
2017

10K PLUS CUSTOMERS

Rising Sales with lowering Unit Costs

45% Sales by Recurring / High Potential Cust.

30x Sales per $ spent on Marketing

50k+ Units Sold to date

MARKETING & SALES STRATEGY

1. **Maximize Social Media Networks**
   - Pinterest, Facebook, Instagram,
   - Reddit, Imgur target high numbers of male users
   - Private FB groups & scheduled webinars

2. **Guerilla Marketing**
   - Content creation
   - Targeted marketing
   - Weekly YouTube food show
   - YouTube Video Series

3. **Health & Fitness Influencers**
   - Offer top 50 micro Fitness Bloggers free full access accounts

4. **Forward Thinking Universities**
   - College campuses
   - College Facebook groups & YouTubers
   - College administrators to encourage students' health

5. **Targeted Traditional Media**
   - PR


Women's Health
Flat Belly
In 15 Minutes
Hotter Than Ever!
GO ANYWHERE
Hair
You Lose, You Win
#GirlsWithGuts
Kick The Comfort Zone
Eat, Drink And Still Shrink


UK'S TOP HOLISTIC EXPERTS & WRITERS
NATURAL HEALTH
THINK YOURSELF THINNER...
249
Supercharge your ENERGY!
Beauty Confidential
Inside!

PrecisePortions
Making it easy to eat well

OUR COMPETITIVE ADVANTAGES

	Digital Services	Products & Devices	Community Focus	Wellness is the Next Trillion Dollar Industry
PrecisePortions	✓	✓	✓	Seed round underway; Series A in 2018
myfitnesspal	✓	✗	✓	Acquired by Under Armour Inc. for $475MM
kurbo	✓	✗	✓	Raised $5.8MM for their tech platform
SmartPlate	✓	✓	✗	Indiegogo crowd funding of $145K

EXPERIENCED & QUALIFIED LEADERSHIP TEAM

Co-Founders



Ann-Marie Stephens

CEO & Co-Founder

- Leadership Roles at P&G & Frito-Lay
- Wharton MBA Graduate
- P&G Trained Chemical Engineer



Ed Stephens

COO & Co-Founder

- Leadership Roles at P&G & Avon
- US Marine & Patent Holder
- P&G Trained Chemical Engineer

Board of Advisors



Marjan Tabari

- Business strategy consultant for Social Impact Startups
- Consultant at the Center for Women & Enterprise
- Advisor/Educator for +Acumen Boston Chapter
- Law degrees from Harvard Law School & McGill University



Dr David Chung

- Primary Care Pediatrician
- Interests in nutritional education
- Medical degree from Harvard Medical School
- Residency training at Boston Children's Hospital.

FORECASTING PROFITABLE FINANCIAL GROWTH

REVENUES ($)



480K
500K
1MM
4MM
10MM
2016
2017
2018
2019
2020

GROSS MARGINS



58%
62%
63%
63%
67%
2016
2017
2018
2019
2020

EBIDTA ($)



2020
4.2MM
2019
700K
2018
-700K
2017
-50K
2016
7K

APP USER GOALS (# x mo.)



50K
100K
400K
6.5MM
13MM
M3
M6
M12
M24
M36

- ✅ Revenues Expected to exceed $10MM by 2020
- ✅ Gross Margins to further improve due to:
  - Recurring Revenues (Subscription)
  - Economies of Scale
  - Improved Production costs
- ✅ Operations to be EBIDTA +ve by Q2 2019
- ✅ EBIDTA to reach $4MM+ by 2020

Note: These projections cannot be guaranteed.

FUND PRECISE PORTIONS® TO YIELD MANY HEALTHY RETURN$$

PrecisePortions
Making it easy to eat well

What we need

$750K

Closing Mar. 2018

Series A Round Q4 2018: $2.5 MM

How we will use it



Use of Funds

Development Costs
$100K (13%)
Gamification Platform Development

Working Capital
$175K (24%)

Inventory
$100K (13%)
Early Childhood Materials & Tools

Staffing
$225K (30%)
Critical Skill Gaps to be Funded
✓ CFO ✓ Sales Lead ✓ Mktg. Head ✓ Operations

Marketing & Advt.
$150K (20%)